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                               September 30, 2020

       Daniel Wong
       Chief Executive Officer
       Bridgetown Holdings Limited
       38/F Champion Tower
       3 Garden Road, Central
       Hong Kong

                                                        Re: Bridgetown Holdings
Limited
                                                            Registration
Statement on Form S-1
                                                            Filed September 23,
2020
                                                            File No. 333-249000

       Dear Mr. Wong:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1

       General

   1. We note your disclosure that certain affiliates of the sponsor have indicated an interest to purchase approximately
40% of common stock in the offering. We also note the
                                                        disclosure in the risk
factor on page 40 that such investors may purchase more than the amount for which they
indicated an interest in buying. So that investors will be able to understand the minimum
amount of your shares that will enter the public market through sales to the public, as
opposed to the existing stockholders, please disclose whether there is a ceiling on the
amount that may be purchased by existing stockholders and quantify any ceiling. If not,
please disclose the potential material impact on the public investors.
 Daniel Wong
Bridgetown Holdings Limited
September 30, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Paul Cline at 202-551-3851 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameDaniel Wong
                                                           Division of
Corporation Finance
Comapany NameBridgetown Holdings Limited
                                                           Office of Real
Estate & Construction
September 30, 2020 Page 2
cc:       Stuart Neuhauser
FirstName LastName